Historical Coupon Amounts for the JPMorgan Alerian MLP Index ETNs (AMJ)

The table below summarizes the coupon amounts for the Alerian MLP Index ETN during the time periods set forth below.

Declaration Date	Ex-Date	Record Date	Payment Date	Coupon Amount[1] per Note	Current Yield[2]
2/18/2011	2/25/2011	3/1/2011	3/9/2011	0.4440	4.6%
11/18/2010	11/24/2010	11/29/2010	12/7/2010	0.4522	5.0%
8/18/2010	8/25/2010	8/27/2010	9/7/2010	0.4509	5.5%
5/18/2010	5/26/2010	5/28/2010	6/8/2010	0.4481	6.0%
2/19/2010	2/25/2010	3/1/2010	3/9/2010	0.4428	6.0%
11/18/2009	11/25/2009	11/30/2009	12/8/2009	0.4431	6.7%
8/19/2009	8/26/2009	8/28/2009	9/8/2009	0.4361	7.3%
5/26/2009	5/27/2009	5/29/2009	6/8/2009	0.4507	8.2%

1) As defined in Amendment No. 10 to Pricing Supplement no. 152, dated February 16, 2011, for the Notes.
2) "Current Yield" equals the current Coupon Amount annualized and divided by the relevant closing price of the Notes, rounded to one decimal place for ease of analysis. Except for the coupon determined in May 2009, the relevant closing price is the closing price of the Notes referenced in the coupon declaration press release issued for that coupon. For the coupon determined in May 2009 the relevant closing price is the closing price of the Notes on the trading day immediately preceding that Declaration Date.

What are the main risks in the ETNs?
The ETNs may result in a loss.
The ETNs are exposed to the credit risk of JPMorgan Chase & Co.
The ETNs may not have an active trading market and may not continue to be listed over their term.
The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Index and not on the closing level of the Index. The VWAP Level of the Index will most likely differ from the closing level of the Index or the IIV.
The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity or upon early repurchase.
The Issuer's obligation to repurchase the ETNs is on a weekly basis, and is subject to substantial minimum size restrictions.
You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs.
The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

March 7, 2011